FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Exercise Price of Stock Acquisition Rights for Stock Option Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 14, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Nomura Announces Exercise Price of Stock Acquisition Rights for Stock Option Plan

Tokyo, July 14, 2006—Nomura Holdings, Inc. (the “Company”) today announced the exercise price of the stock acquisition rights announced on July 6, 2006, as part of the Company’s stock option plan. These stock acquisition rights were approved via resolution at the Company’s Group Executive Management Committee* meeting held on July 6, 2006.

*The Group Executive Management Committee consists of a number of representative executive officers and determines important Company business matters including the issuance of stock acquisition rights, based on authority delegated by the Company’s Board of Directors.

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 135 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Exercise Price of Stock Acquisition Rights and Other Related Items

1.	Name of Stock Acquisition Rights

Nomura Holdings, Inc., Stock Acquisition Rights (No.11)

2.	Allocation Date of Stock Acquisition Rights

July 14, 2006

3.	Total Number of Stock Acquisition Rights to be Issued

18,320 stock acquisition rights (100 shares per stock acquisition right)

4.	Type / Number of Shares under Stock Acquisition Rights

1,832,000 shares of common stock of the Company

5.	Exercise Period of Stock Acquisition Rights

From July 7, 2008 to July 6, 2013

6.	Value of assets financed upon the Exercise of Stock Acquisition Rights

Amount to be paid upon exercise of each stock acquisition right: 221,000 yen

Exercise price of the stock acquisition rights: 2,210 yen

The Exercise Price is determined as the amount which is equal to the product of the average of the daily closing prices of common stock of the Company in regular transactions on the Tokyo Stock Exchange in June 2006 (excluding those dates on which no trade was made), and 1.05. Any fraction less than one (1) yen is rounded up to the nearest yen.

7.	Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

4,048,720,000 yen

8.	Amount of Capital that will Increase if Shares are Issued by the Exercise of Stock Acquisition Rights

1,105 yen (per share)

References:

(1)	Date of Resolution of the Board of Directors for Submission of the Proposal at the Ordinary General Meeting of Shareholders:

May 17, 2006

(2)	Date of Resolution of the 102nd Ordinary General Meeting of Shareholders:

June 28, 2006

(3)	Date of Resolution of the Group Executive Management Committee:

July 6, 2006